                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             Pyramid Breweries, Inc.
                             -----------------------
                                (Name of Issuer)

                                  Common Shares
                                  -------------
                         (Title of Class of Securities)

                                    747135101
                                    ---------
                                 (CUSIP Number)

                               Robert G. Hutchins
                       Gordon, Thomas, Honeywell, Malanca,
                           Peterson & Daheim, P.L.L.C.
                          Suite 2200, Wells Fargo Plaza
                               1201 Pacific Avenue
                            Tacoma, Washington 98402
                                 (253) 572-5050
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 2, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-l(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
1.      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        Kurt B. Dammeier

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        b.     X

3.      SEC USE ONLY:

        ----------------------------------------------------------------------------------------------

4.      SOURCE OF FUNDS:

        PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        USA

        NUMBER OF SHARES BENEFICIALLY OWNED BY     7.     SOLE VOTING POWER:              1,613,899
        EACH REPORTING PERSON WITH:                                                    ---------------
                                                   8.     SHARED VOTING POWER:               -0-
                                                                                       ---------------
                                                   9.     SOLE DISPOSITIVE POWER:         1,613,899
                                                                                       ---------------
                                                   10.    SHARED DISPOSITIVE POWER:          -0-
                                                                                       ---------------


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        1,613,899

11.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

        [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        20.6%

14      TYPE OF REPORTING PERSON:

        IN

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ITEM I.        SECURITY AND ISSUER

Voting common stock without par value (the "Common Shares"), of Pyramid Breweries, Inc., a Washington corporation (the Issuer"). The address of the principal executive offices of the Issuer is 91 South Royal Brougham Way, Seattle, Washington 98134.

ITEM 2. IDENTITY AND BACKGROUND

The name, business address, occupation, relevant legal history and citizenship of the person filing this statement are as follows:

(a)     Kurt B. Dammeier ("Dammeier").

(b)     2415 Carillon Point Kirkland, WA, 98033.

(c)     Chairman of the Board of Directors of the Issuer at the address shown in
        Item 1. Legal owner and sole managing member of Sugar Mountain Capital, LLC, ("SMC"), a private investment company, at the address shown in paragraph (b) this Item.

(d) During the last five years, Dammeier has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Dammeier was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Dammeier is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The source and amount of funds used in purchasing the Common Shares were as follows:

         PURCHASER                SOURCE OF FUNDS             AMOUNT
         ----------------------------------------------------------------------
         Dammeier                 PF                          $3,227,798
         ----------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION

        In all transactions disclosed in Item 5, Dammeier acquired his Common Shares for investment. Subject to the price, and to applicable law, Dammeier may acquire additional Common Shares, from time to time, also for investment. Subject to applicable law, Dammeier may dispose of any or all such Shares in response to changing market conditions. Such acquisitions or dispositions may be made in negotiated transactions entered with other holders of the Common Shares, and/or in open market transactions executed through broker-dealers.

        On January 2, 2001, Dammeier purchased 1,607,600 Common Shares from SMC, for investment, solely as part of a reallocation of the investment portfolio of SMC. The purpose was to permit an affiliate of SMC to apply for a retail liquor license in accordance with Washington regulations prohibiting cross-ownership by affiliated licensees of financial interests in both wholesalers and retailers of alcoholic beverages. SMC has not entered any agreement or relationship, or reached any understanding, with any other seller or purchaser, to acquire or dispose of any Common Shares in the future. Except for the Nonqualified Option Agreement disclosed in Item 6, Dammeier has not entered any agreement or reached any understanding with any other person to acquire or dispose of any Common Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The beneficial ownership of the Common Shares of the person named in
Item 2 is as follows at the date hereof:


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
                           Aggregate
                      Beneficially Owned           Voting Power              Dispositive
                      ------------------      --------------------       ------------------
Name                   Number    Percent         Sole       Shared         Sole      Shared
------------------    ---------  -------      ---------     ------       ---------   ------
Dammeier              1,613,899   20.6%       1,613,899      -0-         1,613,899     -0-

The person filing this statement effected the following transactions in the Common Shares on the dates indicated, the same being the only transactions in such Shares by such person since November 3, 2000:

                         PURCHASE OR                           NUMBER OF
NAME                         SALE              DATE             SHARES         PRICE PER SHARE
---------------------   ---------------   ---------------    --------------    ----------------
Kurt Dammeier                 P              11/7/00             5,000              $1.75

Kurt Dammeier                 P               1/2/01           1,607,600            $2.00

All transactions were executed on the Nasdaq National Market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Dammeier and the Issuer entered a Non-Qualified Stock Option Agreement (Non-Employee Director) dated May 4, 2000, which sets forth the terms and conditions of the grant by the Issuer of options to acquire Common Shares. Under the Agreement, Dammeier may be granted such options from time to time.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

None

SlGNATURE

        After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

        DATE:  January 10, 2001

                                                /s/ Kurt B. Dammeier
                                                --------------------------------
                                                       KURT B. DAMMEIER

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